COLLABORATIVE INVESTMENT SERIES TRUST 485BPOS

Exhibit 99.(g)(xxv)

COLLABORATIVE INVESTMENT SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

TUTTLE TACTICAL MANAGEMENT, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) by and between COLLABORATIVE INVESTMENT SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of Trend Aggregation U.S. ETF, Trend Aggregation ESG ETF, Trend Aggregation Managed Futures Strategy ETF, Trend Aggregation Dividend Stock ETF, Trend Aggregation Aggressive Growth ETF, Drawbridge Dynamic Allocation ETF, and Trend Aggregation Conservative ETF (each a “Fund” and collectively, the “Funds”) each a series of the Trust and the Advisor, Tuttle Tactical Management, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to each Fund pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Advisor dated September 18, 2020 (the “Investment Advisory Agreement”);

WHEREAS, the Trust and the Advisor agree to amend and restate this Agreement to include the Trend Aggregation Conservative ETF; and

WHEREAS, the Funds are responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of a share classes’ average daily net assets, to the amounts listed in Appendix A (the “Annual Limit”) for the time periods indicated. In the event that the current Operating Expenses of the Fund, on a class-specific basis, as accrued each month, exceed the respective Annual Limit, the Advisor will, as needed, waive its fees and pay to each Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Operating Expense Limitations listed in Appendix A or the expense limits in place at the time of recoupment. The Advisor’s right to receive such reimbursement shall survive the termination of either this Agreement or the Investment Advisory Agreement.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least September 30, 2021 unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A if the Investment Advisory Agreement for each Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for each Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

COLLABORATIVE INVESTMENT SERIES TRUST		TUTTLE TACTICAL MANAGEMENT, LLC

By:	/s/ Greg Skidmore	By:	/s/ Matthew Tuttle
Name:	Gregory Skidmore	Name:	Matthew Tuttle
Title:	President	Title:	CEO

Appendix A

Fund	Annualized Percentage of Average Dailey Net Assets	Minimum Duration
Trend Aggregation U.S. ETF	1.60%	February 28, 2021
Trend Aggregation ESG ETF	1.60%	February 28, 2021
Trend Aggregation Managed Futures Strategy ETF	1.60%	February 28, 2021
Trend Aggregation Dividend Stock ETF	1.60%	February 28, 2021
Trend Aggregation Aggressive Growth ETF	1.60%	February 28, 2021
Drawbridge Dynamic Allocation	1.60%	July 31, 2021
Trend Aggregation Conservative ETF	1.60%	September 30, 2021

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